Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

December 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Suzanne Hayes, Assistant Director

Re:                             NephroGenex, Inc.
Registration Statement on Form S-3

Filed November 30, 2015

File No. 333-208263

Ladies and Gentlemen:

We are submitting this letter on behalf of NephroGenex, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 10, 2015 (the “Comment Letter”) from Suzanne Hayes, Assistant Director, to Pierre Legault, the Company’s Chief Executive Officer, relating to the above-referenced registration statement on Form S-3 of the Company filed with the Commission on November 30, 2015 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter.  The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Exhibit 5.1

1. We note the opinion of your counsel that the “[s]hares issued to the Selling Stockholders…will be validly issued, fully paid and non-assessable.” Considering your disclosure on page 5 states that the shares are outstanding, please file a revised legality opinion stating that these securities “are” legally issued, fully paid and non-assessable. Please see Section II.B.2.h of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comments we have filed a revised legality opinion stating that the shares previously issued are legally issued, fully paid and non-assessable.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

We hope that the above response will be acceptable to the Staff.  Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Registration Statement and this letter.  We thank you for your time and attention.

Sincerely,

/s/ Joel I. Papernik
Joel I. Papernik

cc:                  Securities and Exchange Commission

Suzanne Hayes, Assistant Director

Scott Foley

NephroGenex, Inc.

Pierre Legault, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth R. Koch, Esq.

Daniel Bagliebter, Esq.